For immediate release	EXHIBIT 99.1

Fairmont Hotels & Resorts Inc.

TORONTO, February 18, 2005 - Fairmont Hotels & Resorts Inc. (“Fairmont” or the “Company”)(TSX/NYSE: FHR) announced today that Carole S. Taylor has stepped down as a Director of the Company, due to time constraints related to her assumption of new commitments pertaining to public policy related projects.

“I would like to thank Carole for her dedicated service and contribution to Fairmont. She brought a great deal of experience to the Board and we appreciated her insight and perspective. We wish her continued success in her new responsibilities, ” said Peter C. Godsoe, Fairmont’s Chairman of the Board of Directors.

The Fairmont Board of Directors has appointed Terence P. Badour, the Company’s Executive Vice President, Law and Administration and Corporate Secretary, to fill the vacancy on the Board.

About Fairmont Hotels & Resorts, Inc.
FHR is one of North America’s leading owner/operators of luxury hotels and resorts. FHR’s managed portfolio consists of 83 luxury and first-class properties with approximately 33,000 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados, United Kingdom, Monaco and the United Arab Emirates. FHR owns Fairmont Hotels Inc., North America’s largest luxury hotel management company, as measured by rooms under management, with 46 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. FHR also owns Delta Hotels, Canada’s largest first-class hotel management company, which manages and franchises 37 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 23 properties and an approximate 24% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties. FHR owns FHP Management Company LLC, a private residence club management company that operates Fairmont Heritage Place.

Investors
Denise Achonu
Executive Director Investor Relations
416/874-2485
denise.achonu@fairmont.com
www.fairmont.com/investor